SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

29 August 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Notification of Major Interest
s
 in Shares

Lon
don, UK; Brentwood, TN, US:

29 August
 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care an
d cancer, announces
that

today
, in accordance with the Transparency Obligations Directive,
a
notification
of interest in the ordinary share capital of the Company
w
as received
from
Invesco Perpetual
on behalf o
f Invesco Limited
. D
etails
of the
 interest
notified
are as follows:

1. Reason for the notification (please tick the appropriate box or boxes)
An disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to w hich voting rights are attached
An event changing the breakdown of voting rights
Other (please s pecify):
2 . Full name of person(s) subject to the notification obligation:	Invesco Limited
3 . Full name of shareholder(s) (if different from 2 .):
4 . Date of the transaction (and date on which the threshold is crossed or reached if different):	28 August 2008
5 . Date on which issuer notified:	29 August 2008
6 . Threshold(s) that is/are crossed or reached:	crossed 11 % thre shold to 10%
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary 2P Shares (GB0007029209)	37,361,912	37,361,912	36,519,411		36,519,411		10.67%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
N umber of voting rights	% of voting rights
36,519,411	10.67%

8 . Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
JP Morgan Chase - 6,604,464 Citibank - 29,918,947

Proxy Voting:
9 . Name of the proxy holder:
1 0 . Number of voting rights proxy holder will cease to hold:
11 . Date on which proxy holder will cease to hold voting rights:

12 . Additional information:

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visi
t
www.protherics.com
This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 29 August 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director